Via EDGAR

December 13, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Gary Newberry and Ms. Tara Harkins

Re:	Mesa Laboratories, Inc. Form 10-K for the Fiscal Year Ended March 31, 2019 Filed June 3, 2019 Form 10-Q for the Quarterly Period Ended September 30, 2019 Filed November 6, 2019 File No. 000-11740

Dear Mr. Newberry and Ms. Harkins:

Mesa Laboratories, Inc. (the “Company”) hereby submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated December 3, 2019 (the “Comment Letter”) relating to the above-referenced filings (collectively, the “Filings”).

Set forth below in bold are the Staff’s comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

Form 10-K for the Fiscal Year Ended March 31, 2019

Report of Independent Public Accounting Firm, page 33

1. We note your audit opinion from EKS&H LLP does not conform to the format outlined within PCAOB Standard AS 3101, specifically paragraphs 6, 9(a), 9(b), 9(e) through (g) and 10(b), for an audit performed in accordance with the standards of the PCAOB. Please consult with EKS&H LLP and revise accordingly.

Response:

Per the Staff’s request, the Company has filed a Form 10-K/A to amend Item 8 in order to include a revised EKS&H LLLP audit opinion for the two-year period ended March 31, 2018 to add language requirements of PCAOB Standard 3101.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Item 4. Controls and Procedures, page 20

Mesa Laboratories, Inc. — 12100 West 6th Ave. Lakewood, CO 80228 — phone 303.987.8000

2. Consistent with Item 307 of Regulation S-K, please amend the filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., September 30, 2019. We note that Item 307 of Regulation SK is a separate requirement from the requirements of Item 308 of Regulation S-K. Please note that this comment also refers to your June 30, 2019 Form 10-Q.

Response: We acknowledge that the disclosures presented in Item 4 did not include the required disclosure regarding the conclusion of our principal executive and principal financial officer on the effectiveness of our disclosure controls and procedures as of September 30, 2019 and June 30, 2019. We filed amended Form 10-Q/As for the quarters ended June 30, 2019 and September 30, 2019 to add the conclusion that the results of the evaluation were that the disclosure controls and procedures were effective:

“As of [September 30] [June 30], 2019, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.”

3. We note your disclosure that you have conducted an evaluation of the effectiveness of internal control over financial reporting as of September 30, 2019 and concluded that it was effective. We note that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end. Please tell us if you performed an assessment of the effectiveness of your internal control over financial reporting as of the end of the interim period. If you did not perform an assessment of the effectiveness of your internal control over financial reporting, please remove the references to such an evaluation in the requested amendment. Please note that this comment also applies to your June 30, 2019 Form 10-Q.

Response: We acknowledge that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end, rather than at the end of every quarter. The disclosure in the Company’s quarterly reports on Form 10-Q for the periods ended June 30, 2019 and September 30, 2019 indicating that the Company has performed an assessment of its internal controls for each of the foregoing periods is incorrect. We filed a amended Form 10-Q/As for the quarters ended June 30, 2019 and September 30, 2019 to revise Item 4 to remove this language.

* * *

If you have any questions with respect to the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ John V. Sakys
John V. Sakys
Chief Financial Officer and Secretary

Mesa Laboratories, Inc. — 12100 West 6th Ave. Lakewood, CO 80228 — phone 303.987.8000